Exhibit

Exhibit Description

99.1	Announcement on 2013/04/16: The Board of Directors resolved to amend the proposal of cash distribution

99.2	Announcement on 2013/04/16: The announcement of UMC Board of Director’s Resolution to convene the Annual General Meeting (additional motion)

Exhibit 99.1

The Board of Directors resolved to amend the proposal of cash distribution

1.Date of the resolution of the board of directors or shareholders’meeting:2014/04/16
2.Type and monetary amount of the original dividend distribution:
Cash dividend of NT$6,248,570,833 from earnings, approximately NT$0.50 per share
3.Type and monetary amount of dividend distribution after the change:

(A)	Cash distribution of NT$6,128,094,002 from additional paid-in capital, approximately NT$0.49 per share

(B)	Cash dividend of NT$125,063,143 from earnings, approximately NT$0.01 per share

The total amount of cash distributed to shareholders of NT$6,253,157,145, approximately NT$0.50 per share
4.Reason for the change:
Cash distribution will be distributed from earnings and additional paid-in capital.
5.Any other matters that need to be specified:
The total amount of cash distributed to shareholders will be approximately NT$0.50 per share

Exhibit 99.2

The announcement of UMC Board of Director’s Resolution to convene the Annual General Meeting (additional motion)

1.Date of the board of directors resolution:2014/04/16

2.Date for convening the shareholders’ meeting:2014/06/11

3.Location for convening the shareholders’ meeting:UMC’s Fab8S Conference Hall(No.16, Creation Rd. 1, Hsinchu Science Park)

4.Cause or subjects for convening the meeting:

1)Items to report

1.2013 business report

2.Audit committee’s report of 2013 audited financial report

3.The status of private placement

2)Items to be approved

1.The Company’s 2013 business report and financial statement

2.The Company’s 2013 earnings distribution.

3)Discussion items

1.To propose a cash distribution from additional paid-in capital

2.To amend the Company’s “Acquisition or Disposal of Assets Procedure”

3.To propose the issuance plan for private placement of common shares ADR/GDR or CB/ECB, including secured or unsecured corporate bonds, no more than 10% of registered capital

5.Book closure starting date:2014/04/13

6.Book closure ending date:2014/06/11

7.Any other matters that need to be specified: None